October 26, 2007

Linda Van Doorn, Senior Assistant Chief Accountant
Wilson K. Lee, Staff Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

RE:           CHDT CORPORATION RESPONSE TO
COMMISSION LETTER, DATED 17 OCTOBER 2007
BY FAX (202) 772-9210 & FEDEX PREPAID

Dear Ms. Doorn and Mr. Lee:

Pursuant to the follow up letter by Mr. Wilson K. Lee, this is the timely filed response of CHDT Corporation, a Florida corporation, (“Company”) (SEC File#: 000-28831) to the Commission’s inquiry letter, dated 17 October, 2007, (“SEC Letter”) in respect of the Company’s Form 10-KSB Report for the fiscal year ending December 31, 2006 and filed with the Commission on April 17, 2007 (“Form 10K”).

CHDT CORPORATION RESPONSE:
1.
We have read your response to comment two.  Based upon your description of the events that lead to the need for the restatement, it seems that the disclosure controls were ineffective in that a human error that resulted in the misstatement was not detected.  Your response seems to be addressing the improvements you have made to disclosure controls and procedures subsequent to the deficiency.  Please revise your disclosures accordingly.

Response:  Comment noted.  The disclosures will be revised in the amended 10KSB for 2006.

2.
 We will review your amended 10KSB for compliance with comments one, three, four, and six.  Please note that when you file your amendment, new certifications should be filed and all amended Items should be filed in their entirety.

Response:  Comment noted.

350, Jim Moran Blvd, Suite 120, Deerfield Beach, Fl.  954-252-3440, fax 954-252-3442

COMMISSION INQUIRY: FINANCIAL STATEMENTS AND NOTES

5.  COMMISSION INQUIRY:  We note that you acquired Capstone to expand your customer base.  Tell us what consideration was given to allocating a portion of the purchase price to other identifiable intangible assets apart from goodwill such as customer lists and customer relationships.  Reference is made to paragraph 39 of SFAS 141 and EITF 02-17.

COMPANY RESPONSE: In reviewing paragraph 39 of SFAS 141, it was determined that customer lists or customer relationships acquired did not arise from contractual or other legal rights, and that they were not capable of being separated from the acquired entity and sold, transferred, licensed, rented or exchanged.  Therefore, it was determined not to separate the customer lists or customer relationships from goodwill.

COMMISSION INQUIRY RESPONSE – October 17th, 2007
We have read and considered your response to comment five. We understand that the registrant acquired retail contract agreements with mass market retailers in connection with these acquisitions. Based upon guidance of paragraph 39 and A20 of SFAS 141 as well as EITF 02-17, the value of these contracts and the related customer relationships should be recognized as an intangible asset apart from goodwill. Please revise the financial statements appropriately to separately recognize these intangibles assets.

COMPANY RESPONSE:
We do not believe that the retail contract agreements with mass market retailers that were acquired in the acquisition of Capstone should be separated from goodwill, as they have no value.  These really are not contracts, but agreements with the retailers stating the terms and conditions required to do business with the retailers, such as payment terms, discount allowances, shipping methods, packaging guidelines, order processing, child labor laws and factory certification.  Capstone gave no consideration and received no consideration when these agreements were signed.  The agreements essentially act as a screening process by the retailer to do business with them.  We have to accept all of the conditions in the agreements to be in a position to bid for orders.  These agreements do not require the retailers to buy any products from us, so there is no contractual obligation between the retailer and the Company.  We have signed the above referenced agreements with some retailers who have never placed an order with us.  The agreements are also not separable from the Company, as anyone wanting to do business with the retailer would need to sign their own agreement with the retailer.

CHDT Corporation acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its SEC filings; that staff comments or changes to the disclosures in response to SEC staff comments do not foreclose the SEC from taking any action with respect to such filings; and CHDT Corporation may not assert SEC Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Gerry McClinton
Chief Operating Officer